UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 11, 2023

AMCI ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-40282	86-1763050
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

600 Steamboat Road Greenwich, Connecticut	06830
(Address of principal executive offices)	(Zip Code)

(203) 625-9200

(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	AMCIU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	AMCI	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50	AMCIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On January 11, 2023, AMCI Acquisition Corp. II, a Delaware corporation (“AMCI”), issued a press release announcing that it has scheduled the Special Meeting of its stockholders (the “Special Meeting”) for February 1, 2023 at 11:00 a.m., Eastern time, to approve the previously announced business combination (the “Business Combination”) with LanzaTech NZ, Inc. (“LanzaTech”), that it has filed its definitive proxy statement/prospectus for the Special Meeting, and that it has commenced mailing the definitive proxy statement/prospectus to its stockholders of record as of the close of business on December 28, 2022 (the “Record Date”).

A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Important Information About the Business Combination and Where to Find It

The Business Combination will be submitted to stockholders of AMCI for their consideration. AMCI has filed a registration statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the “SEC”) which includes both a prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination and a proxy statement to be distributed to AMCI's stockholders in connection with AMCI's solicitation of proxies for the vote by its stockholders in connection with the Business Combination and other matters as described in the Registration Statement. AMCI urges its investors, stockholders and other interested persons to read the definitive proxy statement/prospectus, as well as other documents filed by AMCI with the SEC, because these documents contain important information about AMCI, LanzaTech and the Business Combination. AMCI has mailed the definitive proxy statement/prospectus to its stockholders of record as of the Record Date for voting on the proposed Business Combination. Stockholders can also obtain a copy of the Registration Statement, including the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed by AMCI with the SEC, without charge, at the SEC's website located at www.sec.gov or by directing a request to: AMCI Acquisition Corp. II, 600 Steamboat Road, Greenwich, CT 06830.

Participants in the Solicitation

AMCI and LanzaTech and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of AMCI is set forth in the Registration Statement and included in the definitive proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AMCI stockholders in connection with the proposed Business Combination is set forth in the Registration Statement and included in the definitive proxy statement/prospectus. Stockholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of AMCI and LanzaTech. These statements are based on the beliefs and assumptions of the management of AMCI and LanzaTech, respectively. Although AMCI and LanzaTech believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither AMCI nor LanzaTech can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, AMCI’s management and LanzaTech’s management, respectively. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of AMCI and LanzaTech, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. New risk factors that may affect actual results or outcomes emerge from time to time and it is not possible to predict all such risk factors, nor can AMCI or LanzaTech assess the impact of all such risk factors on its business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to AMCI, LanzaTech or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-Solicitation

This press release shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated January 11, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCI ACQUISITION CORP. II

Date: January 11, 2023

	By:	/s/ Nimesh Patel
	Name:	Nimesh Patel
	Title:	Chief Executive Officer

Exhibit 99.1

AMCI Acquisition Corp. II Announces Filing and Mailing of Definitive Proxy Statement and Special Meeting Date in Connection with Proposed Business Combination with LanzaTech

GREENWICH, Conn., January 11, 2023 -- AMCI Acquisition Corp. II (“AMCI”) (Nasdaq: AMCI), a publicly-traded special purpose acquisition company, today announced that it has scheduled the special meeting of its stockholders (the “Special Meeting”) for February 1, 2023 at 11:00 a.m., Eastern Time, to approve the proposed business combination (the “Business Combination”) with LanzaTech NZ, Inc. (“LanzaTech”), an innovative carbon capture and transformation company that transforms waste carbon into materials such as sustainable fuels, fabrics, packaging and other products that people use in their daily lives.

AMCI also announced that it has filed its definitive proxy statement/prospectus for the Special Meeting, and has commenced mailing the definitive proxy statement/prospectus to its stockholders of record as of December 28, 2022, the record date for the Special Meeting (the “Record Date”). The closing of the Business Combination is subject to approval by AMCI’s and LanzaTech’s stockholders and the satisfaction of other customary closing conditions and is expected to close as soon as practicable following the Special Meeting.

If you are a stockholder entitled to vote at the Special Meeting, your vote is important no matter how many shares you own. You are encouraged to submit your vote as soon as possible. If you hold your shares in “street name,” meaning that your shares are held in an account at a brokerage firm, bank or other similar agent, you may vote prior to the Special Meeting by using your voting control number and instructions provided to you by your brokerage firm, bank or other similar agent. Please contact your brokerage firm, bank or other similar agent to ensure your shares are voted. If you are a stockholder of record, you may vote prior to the Special Meeting by signing, dating, and mailing your proxy card in the return envelope provided with your proxy material.

If any AMCI stockholder has any questions, needs assistance in voting their shares or does not receive the Proxy Statement, that stockholder should contact their broker or Morrow Sodali, AMCI’s proxy solicitor, at (800) 662-5200, or by email to AMCI.info@investor.morrowsodali.com.

Important Information About the Business Combination and Where to Find It

The Business Combination will be submitted to stockholders of AMCI for their consideration. AMCI has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”)which includes both a prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination and a proxy statement to be distributed to AMCI's stockholders in connection with AMCI's solicitation of proxies for the vote by its stockholders in connection with the Business Combination and other matters as described in the Registration Statement. AMCI urges its investors, stockholders and other interested persons to read the definitive proxy statement/prospectus, as well as other documents filed by AMCI with the SEC, because these documents contain important information about AMCI, LanzaTech and the Business Combination. AMCI has mailed the definitive proxy statement/prospectus to its stockholders of record as of the Record Date for voting on the proposed Business Combination. Stockholders can also obtain a copy of the Registration Statement, including the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed by AMCI with the SEC, without charge, at the SEC's website located at www.sec.gov or by directing a request to: AMCI Acquisition Corp. II, 600 Steamboat Road, Greenwich, CT 06830.

Participants in the Solicitation

AMCI and LanzaTech and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of AMCI is set forth in the Registration Statement and included in the definitive proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AMCI stockholders in connection with the proposed Business Combination is set forth in the Registration Statement and included in the definitive proxy statement/prospectus. Stockholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of AMCI and LanzaTech. These statements are based on the beliefs and assumptions of the management of AMCI and LanzaTech, respectively. Although AMCI and LanzaTech believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither AMCI nor LanzaTech can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, AMCI’s management and LanzaTech’s management, respectively. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of AMCI and LanzaTech, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. New risk factors that may affect actual results or outcomes emerge from time to time and it is not possible to predict all such risk factors, nor can AMCI or LanzaTech assess the impact of all such risk factors on its business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to AMCI, LanzaTech or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-Solicitation

This press release shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.